Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name or Organization	State or Country of Incorporation
ZAO ComCor-TV	Russian Federation
AGI Technology, Inc.	Connecticut
Andersen Land Corp.	Delaware
Garden State Refining, Inc.	Delaware
ABC Moscow Broadband Communication Ltd.	Cyprus
CableCom Management Company Ltd. OOO Persey-Service	Cyprus Russian Federation